UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF
THE SECURITIES EXCHANGE ACT 1934

For the Fiscal Year Ended Dec. 31, 2004

New Century Energies, Inc.
Employees’ Savings and Stock Ownership Plan for
Bargaining Unit Employees and Former Non-Bargaining Unit Employees

and

New Century Energies, Inc.
Employee Investment Plan for
Bargaining Unit Employees and Former Non-Bargaining Unit Employees

TRANSITION REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES AND EXCHANGE ACT OF 1934

Commission file number 001-03034

XCEL ENERGY INC.

(Name of issuer of the securities held pursuant to the plan)

800 Nicollet Mall
Minneapolis, Minn. 55402
(Address of principal executive offices)

TABLE OF CONTENTS

Financial Statements

New Century Energies, Inc. Employees’ Savings and Stock Ownership Plan for Bargaining Unit Employees and Former Non-Bargaining Unit Employees (BU Savings Plan)
- Report of Independent Registered Public Accounting Firm
- Statement of Net Assets Available for Benefits as of Dec. 31, 2004 and 2003
- Statement of Changes in Net Assets Available for Benefits for the Years Ended Dec. 31, 2004 and 2003

New Century Energies, Inc. Employee Investment Plan For Bargaining Unit Employees and Former Non-Bargaining Unit Employees (EIP Savings Plan)
- Report of Independent Registered Public Accounting Firm
- Statement of Net Assets Available for Benefits as of Dec. 31, 2004 and 2003
- Statement of Changes in Net Assets Available for Benefits for the Years Ended Dec. 31, 2004 and 2003

Notes to Financial Statements for the BU Savings Plan and EIP Savings Plan

Supplemental Schedules of Assets (Held at Year End) and Reportable Transactions
-BU Savings Plan (Schedules 1-2)
-EIP Savings Plan (Schedules 3-4)

Signature

Exhibits
Exhibit 23.01: Consent of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

New Century Energies, Inc. Employee Savings and Stock Ownership Plan for Bargaining Unit Employees and Former Non-Bargaining Unit Employees

We have audited the accompanying statements of net assets available for benefits of New Century Energies, Inc. Employee Savings and Stock Ownership Plan for Bargaining Unit Employees and Former Non-Bargaining Unit Employees (the “Plan”) as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets held as of December 31, 2004, and (2) reportable transactions for the year ended December 31, 2004, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2004 financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Minneapolis, MN

June 28, 2005

NEW CENTURY ENERGIES, INC.
EMPLOYEES’ SAVINGS AND STOCK OWNERSHIP PLAN FOR
BARGAINING UNIT EMPLOYEES AND FORMER NON-BARGAINING UNIT EMPLOYEES
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS AS OF DEC. 31,

	2004	2003
ASSETS:
Investments, at fair value:
Xcel Energy Common Stock fund (notes 1, 5 and 10)
Participant directed	$6,811,396	$8,012,039
Non-participant directed	51,321,137	45,103,356
	58,132,533	53,115,395
Investments in registered investment companies:
Vanguard PRIMECAP fund	95,441,540	80,669,887
Vanguard Wellington fund	44,105,722	39,455,674
Vanguard Prime Money Market fund	32,861,200	—
Vanguard 500 Index fund	17,291,915	15,735,619
Vanguard Total Bond Market Index fund	14,931,755	14,869,168
Vanguard Developed Markets Index fund	6,343,376	—
Longleaf Partners fund	4,399,364	—
Vanguard Inflation-Protected Securities fund	1,315,270	—
Wasatch Core Growth fund	1,215,406	—
Vanguard Small-Cap Index fund	599,657	—
Vanguard Mid-Cap Index fund	599,199	—
PIMCO Total Return fund	297,990	—
American Century Value fund	—	3,906,736
American Funds EuroPacific Growth fund	—	2,381,698
American Funds SMALLCAP World fund	—	2,386,905
	219,402,394	159,405,687

Participant loans (note 6)	5,482,261	5,654,184

Vanguard brokerage option:
Common corporate stock	142,585	—
Registered investment companies	262,624	—
	405,209	—
Investments in common/collective trusts:
Vanguard retirement savings trust fund	—	36,149,275

Total investments	283,422,397	254,324,541

Receivables:
Xcel Energy contributions (notes 1 and 3)	5,245,288	6,145,542
Dividend receivable	662,775	586,522
Total receivables	5,908,063	6,732,064

Total assets	289,330,460	261,056,605

Net assets available for benefits	$289,330,460	$261,056,605

See Notes to Financial Statements

NEW CENTURY ENERGIES, INC.
EMPLOYEES’ SAVINGS AND STOCK OWNERSHIP PLAN FOR
BARGAINING UNIT EMPLOYEES AND FORMER NON-BARGAINING UNIT EMPLOYEES

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DEC. 31,

	2004	2003
Net investment income:
Interest and dividend income	$8,026,630	$6,315,996
Interest income on participant loans	310,981	332,297
Net appreciation in fair value of:
Xcel Energy Common Stock fund (note 10)	3,823,859	18,258,298
Registered investment companies	18,734,784	32,480,518
	30,896,254	57,387,109

Contributions:
Xcel Energy contributions	5,245,288	6,145,542
Participant contributions	11,110,628	10,207,099
	16,355,916	16,352,641

Withdrawals, distributions and expenses:
Distributions to participants – cash and common stock	(16,746,000)	(19,739,047)
Dividends paid to participants	(2,232,315)	(2,015,788)
	(18,978,315)	(21,754,835)

Net increase in net assets available for benefits	28,273,855	51,984,915

Net assets available for benefits at beginning of year	$261,056,605	$209,071,690
Net assets available for benefits at end of year	$289,330,460	$261,056,605

See Notes to Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

New Century Energies, Inc. Employee Investment Plan for Bargaining Unit Employees and Former Non-Bargaining Unit Employees

We have audited the accompanying statements of net assets available for benefits of New Century Energies, Inc. Employee Investment Plan for Bargaining Unit Employees and Former Non-Bargaining Unit Employees (the “Plan”) as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets held as of December 31, 2004, and (2) reportable transactions for the year ended December 31, 2004, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2004 financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Minneapolis, MN

June 28, 2005

NEW CENTURY ENERGIES, INC.
EMPLOYEE INVESTMENT PLAN FOR BARGAINING
UNIT EMPLOYEES AND FORMER NON-BARGAINING UNIT EMPLOYEES
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS AS OF DEC. 31,

	2004	2003
ASSETS:
Investments, at fair value:
Xcel Energy Common Stock fund (notes 1, 5 and 10):
Participant directed	$21,340,959	$19,906,474
Non-participant directed	11,499,570	11,145,066
	32,840,529	31,051,540
Investments in registered investment companies:
Longleaf Partners fund	2,240,706	—
Vanguard Developed Markets Index fund	976,437	—
Vanguard PRIMECAP fund	960,240	719,425
Vanguard 500 Index fund	502,832	484,171
Vanguard Total Bond Market Index fund	484,915	459,325
Vanguard Prime Money Market fund	427,834	—
Vanguard Wellington fund	332,245	250,006
Vanguard Inflation-Protected Securities fund	84,686	—
Wasatch Core Growth fund	77,592	—
PIMCO Total Return fund	41,892	—
Vanguard Small-Cap Index fund	23,271	—
Vanguard Mid-Cap Index fund	15,788	—
American Century Value fund	—	2,143,772
American Funds EuroPacific Growth fund	—	801,091
American Funds SMALLCAP World fund	—	72,638
	6,168,438	4,930,428
Vanguard brokerage option:
Registered investment companies	13,696	—

Investment in common/collective trusts:
Vanguard Retirement Savings Trust fund	—	347,190

Total investments	39,022,663	36,329,158

Receivables:
Xcel Energy contributions (notes 1 and 3)	132,663	117,760
Dividend receivable	374,418	342,884
Total receivables	507,081	460,644

Total assets	39,529,744	36,789,802

Payables:
Other liabilities	6,865	—

Net assets available for benefits	$39,522,879	$36,789,802

See Notes to Financial Statements

NEW CENTURY ENERGIES, INC.
EMPLOYEE INVESTMENT PLAN FOR BARGAINING
UNIT EMPLOYEES AND FORMER NON-BARGAINING UNIT EMPLOYEES

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DEC. 31,

	2004	2003
Net investment income:
Interest and dividend income	$1,613,665	$1,452,519
Net appreciation in fair value of:
Xcel Energy Common Stock fund (note10)	2,214,922	10,637,978
Registered investment companies	495,134	925,596
Common/collective trusts	—	4,177
	4,323,721	13,020,270

Contributions:
Xcel Energy contributions	498,694	451,329
Participant contributions	2,244,723	2,223,740
	2,743,417	2,675,069

Withdrawals, distributions and expenses:
Distributions to participants - cash and common stock	(2,911,461)	(1,563,575)
Dividends paid to participants	(1,422,600)	(1,340,543)
	(4,334,061)	(2,904,118)

Net increase in net assets available for benefits	2,733,077	12,791,221

Net assets available for benefits at beginning of year	$36,789,802	$23,998,581
Net assets available for benefits at end of year	$39,522,879	$36,789,802

See Notes to Financial Statements

NEW CENTURY ENERGIES, INC., EMPLOYEES’ SAVINGS AND STOCK OWNERSHIP PLAN FOR
BARGAINING UNIT EMPLOYEES AND FORMER NON-BARGAINING UNIT EMPLOYEES
and
NEW CENTURY ENERGIES, INC. EMPLOYEE INVESTMENT PLAN FOR BARGAINING UNIT
EMPLOYEES AND FORMER NON-BARGAINING UNIT EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

1.              DESCRIPTION OF PLANS

The following includes plan descriptions of the New Century Energies, Inc. Employees’ Savings and Stock Ownership Plan for Bargaining Unit Employees and Former Non-Bargaining Unit Employees (BU Savings Plan) and the New Century Energies, Inc. Employee Investment Plan for Bargaining Unit Employees and Former Non-Bargaining Unit Employees (EIP Savings Plan).  The BU Savings Plan and EIP Savings Plan are collectively known as the “Plans”.  Participants should refer to each Plan’s agreement and to the “Prospectus and Supplemental Summary Plan Description Report” for a more complete description of each Plan’s provisions.  The Notes to Financial Statements generally apply to both plans and specific disclosures are presented to address matters for individual plans, where applicable.

On Aug. 18, 2000 Northern States Power Co. (NSP) and New Century Energies, Inc. (NCE) merged and formed Xcel Energy Inc. (Xcel Energy).

General - The Plans are employee benefit plans which provide eligible employees of participating subsidiaries of Xcel Energy the opportunity to participate in tax deferred savings plans. Each plan also provides for the ownership of Xcel Energy common stock through employee contributions and employer matching contributions.  The Plans are defined contribution plans and the BU Savings Plan includes an employee stock ownership plan.  Each Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Plan and Trust Management – The Plan Administrator of each plan is appointed by Xcel Energy’s Board of Directors and has authority to control and manage the operation and administration of each plan.  The Plans’ assets are held by a trustee under a trust agreement(s) as adopted or amended by Xcel Energy.  Each plan values the individual participants’ accounts daily based on the current market value of each type of asset. The Vanguard Group is the recordkeeper and Vanguard Fiduciary Trust Co. is the trustee for the Plans.

Participation -

BU Savings Plan

The BU Savings Plan allows for a full-time employee covered by a collective bargaining agreement to become a participant of this plan on or after the date the full-time employee first performs an hour of service for Xcel Energy, while a part-time employee (one who works less than 40 hours per week) must complete one year and 1,000 hours of service to become eligible. Certain former non-bargaining unit employees (i.e. substantially employees who terminated or retired before July 1, 1998) continue to participate in the BU Savings Plan.  Temporary employees are not eligible to participate in the BU Savings Plan.

In connection with the settlement on January 14, 2005, described in Note 11, the BU Savings Plan will undergo structural changes effective 2005, to permit any participant who has had at least five years of employment to direct up to 100% of the balance of his or her account into other permitted investments.

EIP Savings Plan

The EIP Savings Plan allows for a full-time employee covered by a collective bargaining agreement to become a participant in this plan on or after the first day of the calendar quarter the employee completes one year of service. Certain former non-bargaining unit employees (i.e. substantially employees who terminated or retired before July 1, 1998) continue to participate in the EIP Savings Plan.  Part-time and temporary employees are not eligible to participate in the EIP Savings Plan.

Employee and Xcel Energy Contributions - Each plan allows participants to contribute a portion of their pre-tax compensation and allows for a discretionary Xcel Energy matching contribution (see Note 3). The BU Savings Plan also allows after-tax contributions.

Vesting - Employees in each plan are immediately vested in all contributions, their own as well as Xcel Energy matching contributions.

Distributions - Distributions of the full balance of a participant’s accounts can only be made for the following reasons: 1) upon retirement, 2) upon total and permanent disabilty, 3) at death of a plan member (payment made to beneficiary), or 4) upon separation from Xcel Energy, including its participating subsidiaries.

Members of these plans who become eligible for distributions will receive their vested account balances in the funds and Xcel Energy common stock shares already allocated to the member as soon as is practical following the receipt of completed forms by the recordkeeper. Certain payment elections can also be made by telephone or online. Any amount not invested in Xcel Energy common stock will be paid in cash.  For the BU Savings Plan, Xcel Energy common stock can be transferred in shares, or cash, or a combination of both (all fractional shares will be paid in cash).  For the EIP Savings Plan, Xcel Energy common stock can be transferred in shares (fractional shares paid in cash).

For each plan, if the total amount of the member’s vested account exceeds $5,000, such plan cannot make a distribution until the member reaches age 65, unless the member consents in writing to an earlier date.  If the total amount is less than $5,000, the amount will be distributed as soon as administratively possible.

All vested account balances remaining in these plans after the member decides to terminate employment with Xcel Energy for any reason, will be invested in the funds of the member’s choice (except that Xcel Energy contributions will continue to be held in the Xcel Energy Common Stock fund). For the BU Savings Plan which provides for participant loans (see Note 6), the member will not be eligible for loans or withdrawals.  However, the member may continue making monthly loan payments upon separation of service.  If the member has an outstanding loan when they or their beneficiary are to receive a distribution, the loan balance will be deducted from their distribution. The member will continue to receive their share of investment earnings and dividend distributions until the account is completely distributed.

Participants who are age 55 or older and who have completed at least ten years of participation in the Plan may elect to diversify a portion of their Xcel Energy common stock fund investment held in an Employee Stock Ownership Program as allowed in the Internal Revenue Code (IRC).

Termination of the Plans – While Xcel Energy expects to continue the Plans, it reserves the right in its sole and absolute discretion to amend, modify, change or terminate these plans or any other benefit plan Xcel Energy may currently provide. Xcel Energy makes no commitments or representations concerning the continuation of these Plans. If Xcel Energy were to terminate the Plans, assets would be distributed in accordance with ERISA.

Administrative Expenses – Xcel Energy pays certain administrative expenses of the Plans. Certain investment advisory, trustee and recordkeeping fees are paid by the Plans.

Dividends -

BU Savings Plan

For the BU Savings Plan, dividends earned on the common stock purchased with Xcel Energy contributions are distributed quarterly to these plan participants in cash and are taxed to the participants as ordinary dividend income.  Dividends earned on the common stock purchased with employee contributions are automatically reinvested in the common stock fund and are considered taxable income when they are distributed from the BU Savings Plan.

EIP Savings Plan

For the EIP Savings Plan, dividends earned on the common stock purchased with Xcel Energy and employee contributions are distributed quarterly to these plan participants in cash and are taxed to the participants as ordinary dividend income.

2.              SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The accompanying financial statements of each plan have been prepared under the accrual method of accounting.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period.  Actual results could differ from those estimates.

Investment Valuation and Income Recognition - Registered Investment Companies - The investments of the Plans are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by these plans at year-end.  Xcel Energy’s common stock is valued at its quoted market price.  The change in the difference between fair value and the cost of investments, including realized gains and losses and unrealized appreciation (depreciation) is reflected in the statements of changes in net assets available for benefits.

Investment Valuation and Income Recognition - Common/Collective Trusts - The Vanguard Retirement Savings Trust fund invests mainly in guaranteed investment contracts and alternative investment contracts. These contracts are carried in the Vanguard Retirement Savings Trust fund’s audited financial statements at fair value, which approximates contract value. The investment in the Vanguard Retirement Savings Trust fund in the accompanying financial statements is valued at the appropriate plan’s proportionate interest in the fund as of the financial statement date. Interest rates earned on the investment change daily. In general, the investments in this fund are of a high credit quality and short-term average maturities.

Securities transactions are recognized on the trade date (the date the order to buy or sell is executed). Dividend income is recorded on the ex-dividend date.

Payment of Benefits – Benefit disbursements are recorded when paid.

3.              PLAN FUNDING

Employee and Xcel Energy Contributions (EIP Savings Plan) - Participants may elect to contribute (in multiples of 1 percent) up to 15 percent of their pre-tax annual compensation, as defined in the EIP Savings Plan.    Employees age 50 or older, or turning 50 during the plan year, may make additional pre-tax contributions (subject to an annual dollar limit) in excess of the plan limit or statutory limit. Xcel Energy, at its discretion, may make matching contributions and/or additional discretionary contributions to this plan each plan quarter in cash or shares of Xcel Energy’s common stock. Xcel Energy contributions are subject to certain limitations. For the years ended Dec. 31, 2004 and 2003 Xcel Energy contributed amounts to this plan in accordance with the EIP Savings Plan. Management considers dividends paid to participants on shares of Xcel Energy common stock, the tax savings resulting from these dividends and Xcel Energy matching contributions to this plan when determining the quarterly discretionary contribution. Xcel Energy’s contributions may be made as soon as administratively possible on or after the last day of each plan quarter.

Participants may invest their contributions among the various investment funds offered by the Plan. Effective July 1, 2004 eight new investment options were added to the Plan’s fund line plus a brokerage option account.  As a result of this change, four existing funds were closed and mapped (exchanged) to similar funds.  Any dividends and interest earned on investments directed by participants will be reinvested in each of those same investments automatically.  If participants did not select one of the investment options, all of their contributions will be invested in the Xcel Energy Common Stock fund.

The Employee Investment Plan provides for two levels of discretionary Xcel Energy contributions: (1) matching contributions based on employee deferrals, and (2) contributions based on each eligible employee’s covered base pay. The amount of these contributions, if any, is based on the tax savings resulting from the Xcel Energy contribution and the payment of the pass through dividends, and is allocated to each eligible participant’s account on a quarterly basis.  Xcel Energy contributions were approximately $0.5 million for the 2004 and 2003 plan years.  All Xcel Energy matching contributions will be fully invested in the Xcel Energy Company Stock Fund.

Employee Contributions (BU Savings Plan) – Effective January 1, 2004, the BU Savings Plan allows employees to contribute (in multiples of 1 percent) between 1 percent and 20 percent of their annual compensation in pre-tax contributions and between 1 percent and 8 percent in after-tax contributions.  The combination of pre-tax and after-tax contributions cannot exceed 20 percent.  Contributions may be deferred for income tax purposes, up to the IRC Section 402(g) limit.  Employees age 50 or older, or turning 50 during the plan year, may make additional pre-tax contributions (subject to an annual dollar limit) in excess of the plan limit or statutory limit. A member can change their percentage of authorized compensation to be contributed to the plan on a daily basis, to become effective the first day of the payroll period following receipt of the change by The Vanguard Group.

Xcel Energy Contributions (BU Savings Plan) - Xcel Energy may contribute cash or shares of common stock of Xcel Energy to the BU Savings Plan. Xcel Energy’s contributions for a plan year may be made at any time during the plan year or after its close, but not later than 60 days after the close of the plan year. Xcel Energy contributed  Xcel Energy common stock valued at approximately $5.2 million for the 2004 plan year and approximately $6.1 million for the 2003 plan year.  The number of shares of common stock contributed was determined using Xcel Energy’s average common stock price for the plan year, and each participant’s annual contribution eligible for matching (100 percent of the first 3 percent, and 50 percent of the next 4 percent of a participant’s contribution).

4.              FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed Xcel Energy by letters dated Oct. 9, 2003 that the BU Savings Plan and the EIP Savings Plan are designed in accordance with applicable sections of the IRC. The EIP Savings Plan and the BU Savings Plan have been amended since receiving the determination letter; however, the Plan sponsor believes that they are currently designed and being operated in compliance with the applicable requirements of the IRC.  Therefore, no provision for income tax has been made in the EIP Savings Plan’s or BU Savings Plan’s financial statements.

5.              NONPARTICIPANT – DIRECTED INVESTMENTS

Information on the net assets and the significant components of the change in net assets available for benefits relating to each Plan’s nonparticipant – directed investment (Xcel Energy Common Stock fund) is shown below:

	Dec. 31,
	2004	2003
Net Assets:
BU Savings Plan
Xcel Energy Common Stock fund	$51,321,137	$45,103,356
Xcel Energy contribution receivable	5,245,288	6,145,542
	$56,566,425	$51,248,898

EIP Savings Plan:
Xcel Energy Common Stock fund	$11,499,570	$11,145,066
Xcel Energy contribution receivable	132,663	115,268
	$11,632,233	$11,260,334

	For the year ended Dec. 31, 2004
	BU Savings
	Plan	EIP Savings Plan
Changes in Net Assets Available for Benefits:
Net appreciation in fair value of investments	$3,348,249	$774,618
Contributions	5,245,288	498,694
Withdrawals, distributions and expenses	(3,178,261)	(897,440)
Transfers to participant-directed investments, net	(97,749)	(3,973)
Net increase	$5,317,527	$371,899

6.              PARTICIPANT LOANS

BU Savings Plan

A participant may elect to borrow funds from their account in any amount greater than $1,000, but less than 50 percent of the participant’s pre-tax account balance.  In no event can a member borrow more than $50,000, minus the participant’s highest outstanding loan balance in the previous 12 months.  Loans are for a period not to exceed 5 years for non-home loans or 15 years for home loans.  The loans bear interest at a rate determined by Xcel Energy based on prevailing market rates.  A participant can only have one loan outstanding at a time.  Repayment of the loans, plus interest, is credited to each participant’s account, as paid.

7.              RELATED PARTY TRANSACTIONS

Certain investments of the Plans are shares of Xcel Energy Common Stock.  Also, certain investments of the Plans are shares of common/collective trust funds and short-term investments managed by Vanguard Fiduciary Trust.  Vanguard is the trustee as defined by the Plans. These transactions are considered exempt party-in-interest transactions.

8.              RISKS AND UNCERTAINTIES

The Plans provide for investment in a variety of investment funds.  Investments, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk.  Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of the investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

9.              SIGNIFICANT PLAN ASSETS

At Dec. 31 the market value of each of the following investments was in excess of 5 percent of the Plans’ net assets:

	2004	2003
BU Savings Plan
Xcel Energy Common Stock (note 10)	$57,833,208	$52,857,210
Vanguard PRIMECAP fund	95,441,540	80,669,887
Vanguard Wellington fund	44,105,722	39,455,674
Vanguard Prime Money Market fund	32,861,200	—
Vanguard 500 Index fund	17,291,915	15,735,619
Vanguard Total Bond Market Index fund	14,931,755	14,869,168
Vanguard Retirement Savings Trust fund	—	36,149,275

EIP Savings Plan:
Xcel Energy Common Stock (note 10)	$32,671,433	$30,900,603
Longleaf Partners fund	2,240,706	—
American Century Value fund	—	2,143,772

10.       XCEL ENERGY STOCK FUND

BU Savings Plan:

	2004		2003
	Employee directed	Employer directed	Employee directed	Employer directed
Shares of Xcel Energy common stock	372,325	2,805,323	469,558	2,634,352

Xcel Energy common stock	$6,776,324	$51,056,884	$7,973,094	$44,884,116
VGI prime money market	33,714	254,022	48,809	274,768
Receivables, payables and other	1,358	10,231	(9,864)	(55,528)
Total	$6,811,396	$51,321,137	$8,012,039	$45,103,356

EIP Savings Plan

	2004		2003
	Employee directed	Employer directed	Employee directed	Employer directed
Shares of Xcel Energy common stock	1,166,543	628,591	1,166,650	653,174

Xcel Energy common stock	$21,231,074	$11,440,359	$19,809,711	$11,090,892
VGI prime money market	105,631	56,919	121,270	67,895
Receivables, payables and other	4,254	2,292	(24,507)	(13,721)
Total	$21,340,959	$11,499,570	$19,906,474	$11,145,066

11.       LEGAL CONTINGENCY

On September 23, 2002 and October 9, 2002, two essentially identical actions were filed in Federal District Court for the District of Colorado (the “Complaint”).  The Plaintiffs include two classes of employee participants in the New Century Energies, Inc. Employees’ Savings and Stock Ownership Plan for Bargaining Unit Employees and Former Non-Bargaining Unit Employees and the Xcel Energy 401(k) Savings Plan (for purposes of this section, the “plans”).  The Complaint names as Defendants Xcel Energy Inc. as well as the Board of Directors and certain company officers.  The Complaint also asserts that the Defendants breached their fiduciary duties under ERISA by; (a) investing an unreasonably large percentage of the Plan’s assets in company stock, (b) failing adequately to investigate and monitor the merits of the investments in company stock, (c) failing to take steps  to eliminate or reduce the amount of company stock in the plans, (d) choosing to communicate with plan participants about these matters and then failing to give them accurate and adequate information, and (e) maintaining restrictions on the company stock held in the plans.

On January 14, 2005, the District Court issued an order of preliminary approval related to a settlement reached by the parties. Under the terms of the settlement, plaintiffs are to receive a payment of $8 million dollars, plus interest and net of expenses to the accounts of affected participants. A third party administrator has been selected to extract participant data from the plan and to allocate the settlement proceeds. This allocation has not been completed at June 28, 2005 and this gain contingency has not been recorded in the statement of assets available for benefits of either plan as of December 31, 2004.

NEW CENTURY ENERGIES, INC. ESSOP FOR BARGAINING UNIT EMPLOYEES	Schedule 1

Schedule of Assets (Held at Year End)

As of Dec. 31, 2004

New Century Energies, Inc. ESSOP for Bargaining Unit Employees, EIN 41-0448030
Plan 005

Attachment to Form 5500, Schedule H, Line 4(i):

Identity of Issue		Investment Type	Cost	Current Value

	Longleaf Partners fund	Registered Investment Co.	$4,324,771	$4,399,364
	PIMCO Total Return fund	Registered Investment Co.	304,012	297,990
*	Vanguard 500 Index fund	Registered Investment Co.	14,251,158	17,291,915
*	Vanguard Developed Markets Index fund	Registered Investment Co.	5,670,539	6,343,376
*	Vanguard Inflation-Protected Securities fund	Registered Investment Co.	1,300,690	1,315,270
*	Vanguard Mid-Cap Index Fund	Registered Investment Co.	544,933	599,199
*	Vanguard PRIMECAP fund	Registered Investment Co.	64,912,885	95,441,540
*	Vanguard Prime Money Market fund	Interest-bearing cash	32,861,200	32,861,200
*	Vanguard Small-Cap Index fund	Registered Investment Co.	541,944	599,657
*	Vanguard Total Bond Market Index fund	Registered Investment Co.	14,642,204	14,931,755
*	Vanguard Wellington fund	Registered Investment Co.	39,287,394	44,105,722
	Wasatch Core Growth fund	Registered Investment Co.	1,088,574	1,215,406
*	VGI Brokerage Option	Registered Investment Co.	408,087	405,209
*	Xcel Energy Inc. common stock in Xcel Energy stock fund	Company Stock Fund	57,162,778	57,833,208
*	VGI money market in Xcel Energy stock fund	Interest-bearing cash	287,736	287,736
*	Receivables, payables, and other in Xcel Energy stock fund	Company Stock Fund	11,589	11,589
*	Loan fund	5.00% - 7.83%	—	5,482,261
			$237,600,494	$283,422,397

* Party in Interest

NEW CENTURY ENERGIES, INC. ESSOP FOR BARGAINING UNIT EMPLOYEES	Schedule 2

Schedule of Reportable Transactions *
Year Ended Dec. 31, 2004

New Century Energies, Inc. ESSOP for Bargaining Unit Employees, EIN 41-0448030
Plan 005

Attachment to Form 5500, Schedule H, Line 4(j):

Identity of Party Involved	Description of Asset (include interest rate and maturity in the case of a loan)	Purchase Price	Selling Price	Historical Cost of Asset	Current Value of Asset on Transaction Date	Historical Gain (Loss)

The Vanguard Group	Xcel Energy Inc. common stock	8,632,541			8,632,541
The Vanguard Group	Xcel Energy Inc. common stock		7,442,141	6,468,083	7,442,141	974,058

* Transactions or a series of transactions in excess of 5 percent of the current value of the Plan’s assets as of the beginning of the plan year as defined in section 2520.103-6 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA.

NEW CENTURY ENERGIES, INC. EIP FOR BARGAINING UNIT EMPLOYEES	Schedule 3

Schedule of Assets (Held at Year End)
As of Dec. 31, 2004

New Century Energies, Inc. EIP for Bargaining Unit Employees, EIN 41-0448030
Plan 006

Attachment to Form 5500, Schedule H, Line 4(i):

Identity of Issue		Investment Type	Cost	Current Value

	Longleaf Partners fund	Registered Investment Company	$2,205,778	$2,240,706
	PIMCO Total Return fund	Registered Investment Company	42,946	41,892
*	Vanguard 500 Index Inv	Registered Investment Company	468,856	502,832
*	Vanguard Developed Markets Index fund	Registered Investment Company	872,216	976,437
*	Vanguard Inflation-Protected Securities fund	Registered Investment Company	83,685	84,686
*	Vanguard Mid-Cap Index Fund	Registered Investment Company	15,256	15,788
*	Vanguard PRIMECAP Fund	Registered Investment Company	818,166	960,240
*	Vanguard Prime Money Market fund	Interest-bearing cash	427,834	427,834
*	Vanguard Small-Cap Index fund	Registered Investment Company	20,890	23,271
*	Vanguard Total Bond Mkt Index	Registered Investment Company	478,802	484,915
*	Vanguard Wellington Inv	Registered Investment Company	309,399	332,245
	Wasatch Core Growth fund	Registered Investment Company	70,859	77,592
*	VGI Brokerage Option	Registered Investment Company	13,731	13,696
*	Xcel Energy Inc. common stock in Xcel Energy stock fund	Company Stock Fund	33,894,307	32,671,433
*	VGI money market in Xcel Energy stock fund	Interest-bearing cash	162,550	162,550
*	Receivables, payables, and other in Xcel Energy stock fund	Company Stock Fund	6,546	6,546

	Total assets held for investment purposes		$39,891,821	$39,022,663

* Party in Interest

NEW CENTURY ENERGIES, INC. EIP FOR BARGAINING UNIT EMPLOYEES	Schedule 4

Schedule of Reportable Transactions *

Year Ended Dec. 31, 2004

New Century Energies, Inc. EIP for Bargaining Unit Employees, EIN 41-0448030

Plan 006

Attachment to Form 5500, Schedule H, Line 4(j):

Identity of Party Involved	Description of Asset (include interest rate and maturity in the case of a loan)	Purchase Price	Selling Price	Historical Cost of Asset	Current Value of Asset on Transaction Date	Historical Gain (Loss)

The Vanguard Group	Xcel Energy Inc. common stock	2,258,235			2,258,235
The Vanguard Group	Xcel Energy Inc. common stock		2,684,168	2,932,146	2,684,168	(247,978)

* Transactions or a series of transactions in excess of 5 percent of the current value of the Plan’s assets as of the beginning of the plan year as defined in section 2520.103-6 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA.

XCEL ENERGY INC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Xcel Energy Inc. has duly caused this annual report on Form 11-K to be signed on its behalf by the undersigned, thereunto duly authorized on June 29, 2005.

NEW CENTURY ENERGIES, INC. EMPLOYEES’ SAVINGS AND

STOCK OWNERSHIP PLAN FOR BARGAINING UNIT EMPLOYEES

AND FORMER NON-BARGAINING UNIT EMPLOYEES

NEW CENTURY ENERGIES, INC. EMPLOYEE INVESTMENT

PLAN FOR BARGAINING UNIT EMPLOYEES AND FORMER

NON-BARGAINING UNIT EMPLOYEES

By	/s/ CYNTHIA L. LESHER
Vice President, Chief Administrative Officer
& Chief Human Resources Officer
Member, Pension Trust Administration Committee